                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                              WATTAGE MONITOR INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   94274R1023
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                                 (CUSIP Number)

                               Gerald R. Alderson
                                    President
                              745 California Avenue
                               Reno, Nevada 89509
                                 (775) 327-6000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 October 8, 1999
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             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        [Continued on the following page]

                               [Page 1 of 5 pages]


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                                  SCHEDULE 13D

CUSIP No. 94274R1023                                          Page 2 of 5 Pages

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   1    NAME OF REPORTING PERSON   Gerald R. Alderson

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                    (b) / /
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*

           OO
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                  / /

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

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            NUMBER OF                7       SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY                         1,935,243 shares
              EACH               -------------------------------------------
            REPORTING                8       SHARED VOTING POWER
           PERSON WITH
                                               -0-
                                 -------------------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             1,935,243 shares
                                     -------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             -0-
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,935,243 shares
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*   / /

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.8%
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                                  SCHEDULE 13D

CUSIP No. 94274R1023                                          Page 3 of 5 Pages


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  14    TYPE OF REPORTING PERSON*

            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                  SCHEDULE 13D

CUSIP No. 94274R1023                                          Page 4 of 5 Pages


Item 1. Security and Issuer.

        The title of the class of equity securities to which this Statement relates is Common Stock, $.01 par value (the "Company Common Stock"), of Wattage Monitor Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 1100 Kietzke Lane, Reno, Nevada 89502.

Item 2. Identity and Background.

        Gerald R. Alderson (the "Reporting Person") is the President, Chief Executive Officer and a director of the Company, which provides electric rate and service information. Mr. Alderson's principal office is located at 1100 Kietzke Lane, Reno, Nevada 89502. During the last five years, Mr. Alderson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Alderson is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

        See Item 4 below.

Item 4. Purpose of Transaction.

        On February 26, 1999, WattMonitor LLC, a Delaware limited liability company ("WMLLC"), merged (the "Merger") with and into Wattage Monitor Inc., (the "Company"), pursuant to an Agreement and Plan of Merger, dated as of February 26, 1999 (the "Merger Agreement"). The Company provides electric rate and service information primarily to commercial and residential consumers. Following the Merger, the business of the Company is the business conducted by WMLLC prior to the Merger.

        Pursuant to the terms of the Merger Agreement, all outstanding units (the "Units") of membership interests of WMLLC were converted into 7,550,450 shares of common stock, par value $.01 per share, of the Company. The shares issued to the former holders of Units represent approximately 72% of the Company following the Merger. The 1,437,000 Units held by Mr. Alderson were converted into 1,901,910 shares of Company Common Stock.

        In conjunction with the Merger, all outstanding WMLLC contingent membership interests were canceled and replaced with options to purchase an aggregate of 874,500 shares of Company Common Stock at an exercise price of $1.00 per share. In addition, the Company issued four (4) warrants to the former holders of warrants of WMLLC, representing rights to acquire an aggregate of 450,000 shares of the Company Common Stock at a purchase price of $1.50 per share. The warrant to purchase 33,333 Units of WMLLC held by Mr. Alderson were converted into a warrant to purchase 33,333 shares of Company Common Stock.



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                                  SCHEDULE 13D

CUSIP No. 94274R1023                                          Page 5 of 5 Pages


        Upon the consummation of the Merger, the number of members of the Board of Directors of the Company was increased from 3 to 5. These 5 members shall serve in such capacities until the next annual meeting of the stockholders of the Company or until their earlier resignation or removal.

Item 5. Interest in Securities of the Issuer.

        (a) and (b) Mr. Alderson is the record owner of 1,901,910 shares of Company Common Stock and a warrant to purchase 33,333 shares of Company Common Stock, representing approximately 15.8% of the outstanding Class. Mr. Alderson has sole power to vote these shares and sole power to direct the disposition of these shares.

        (c) No transaction in the issued and outstanding shares of the Company by the Reporting Person has been effected during the past 60 days.

        (d) The Reporting Person is not aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Company Common Stock set forth above.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in
Item 2 and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

        Exhibit A. Merger Agreement, dated as of February 26, 1999.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 20, 1999                      \s\ Gerald R. Alderson
                                      ----------------------
                                      GERALD R. ALDERSON